

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2010

Michael Molkentin
Chief Financial Officer
Supergen, Inc.
4140 Dublin Blvd, Suite 200
Dublin, CA 94568

> **Re**: **Supergen, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Proxy Statement on Schedule 14A filed April 30, 2010**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **Form 10-Q for the Quarterly Period Ended June 30, 2010**
> **File Number: 000-27628**

Dear Mr. Molkentin:

We have reviewed your supplemental response dated September 9, 2010 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing us the requested information and amending your Form 10-K for the fiscal year ended December 31, 2009 or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the amended filings and information provided, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Schedule 14A

Executive Compensation
Compensation Discussion and Analysis
2009 and 2010 Performance Priorities
2009 Performance Priorities, page 34

1. We note your response to Comment 5 and reissue the comment in part. The proposed disclosure included in your supplemental response indicates that bonus awards are based on the company's performance against pre-determined goals and the Compensation Committee's "subjective appraisal" of each Messrs. Manuso, Azab and Molkentin's

individual performance. Please provide draft disclosure for an amendment to your Form 10-K for the Fiscal Year Ended December 31, 2009 to discuss the following:

- The threshold, target, and maximum levels of achievement of each corporate performance measure, if applicable.
- The proportion of the bonus attributable to the achievement of corporate goals versus individual performance.
- How the Compensation Committee assessed the individual performance of each Named Executive Officer, and what its conclusions were.

2009 Summary Compensation Table, page 47

2. We note your response to Comment 6 and reissue the comment in part. Your definitive proxy statement and your supplemental response indicate that Mr. Azab earned a bonus in 2009 based upon corporate and individual performance after he joined the company in July 2009. Please note that Item 402(c)(2)(iv) of Regulation S-K requires you to disclose in the Summary Compensation Table the dollar value of a bonus earned by the Named Executive Officer during the fiscal year covered. Any bonus earned by Mr. Azab during 2009 must be reported in the Summary Compensation Table, regardless of whether the bonus amount was approved and paid in 2010. Please revise your Summary Compensation Table in the Form 10-K for the fiscal year ended December 31, 2009 accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rose Zukin, Staff Attorney, at (202) 551-3239 with questions on any of the comments. In this regard, do not hesitate to contact me, at (202) 551-3710.

Sincerely,

Jeffrey P. Riedler
Assistant Director